2800 JPMorgan Chase Tower, 600 Travis Houston, TX 77002 Telephone: 713-226-1200 Fax: 713-223-3717 www.lockelord.com

January 9, 2017

Mara L. Ransom

Assistant Director

Office of Consumer Products

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:	American Midstream Partners, LP
Registration Statement on Form S-4
Filed November 23, 2016
File No. 333-214770

Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 7, 2016
File No. 001-35257

Dear Ms. Ransom

On behalf of our client, American Midstream Partners, LP (the “Partnership”), please find a response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 22, 2016 with regard to the Registration Statement on Form S-4 filed on November 23, 2016 (the “Registration Statement”) and the Annual Report on Form 10-K filed March 7, 2016 (the “Annual Report”).

The Partnership is filing concurrently with this letter an amendment to the Registration Statement (“Amendment No. 1”), which includes the Partnership’s pro forma financial statements related to the transactions described therein.

Set forth below in bold are comments from the Staff’s letter. Immediately below each of the Staff’s comments is the Partnership’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Ms. Mara L. Ransom

Assistant Director

January 9, 2017

Registration Statement on Form S-4

General

1.	At this time, a review is open for your annual report on Form 10-K for the fiscal year ended December 31, 2015. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

Response: The Partnership hereby confirms its understanding of the Staff’s comment and will not seek to accelerate the effectiveness of the Registration Statement until the comments regarding the Staff’s review of the Company’s Form 10-K for the year ending December 31, 2015 are resolved.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 1. Business

Customers and contracts, page 9

2.	We note the information you provide regarding your customers and, in particular, your largest purchasers. In future filings, please discuss here or in “Contract Mix” the credit ratings of your largest customers, with a view to understanding the risk profile of your counterparties. Also, please consistently discuss the expiration date of your contracts with your largest counterparties, with a view to understanding when those contracts will lapse and, accordingly, whether and how your revenues will be impacted. This comment also applies to your Transmission and Terminals segments.

Response: The Partnership will provide the requested disclosures regarding its largest customers and customer contracts in future filings beginning with the 2016 Annual Report on Form 10-K (the “2016 10-K”).

Item 1A. Risk Factors, page 23

3.	We note your discussion of renewal risks on page 29. Considering your disclosure elsewhere suggests that some of your contracts are expected to lapse in the next year or two in accordance with their terms, revise this risk factor to quantify the potential financial impact to you when such contracts expire. In doing so, please address the potential risk associated with entering into new contracts on terms that are favorable to you in light of any continued volatility in commodity prices.

Response: The Partnership will revise the referenced risk factor in future filings beginning with the 2016 10-K to quantify the potential impact of expiring customer contracts as well as to address the risks associated with entering into new contracts in light of commodity market price volatility.

Ms. Mara L. Ransom

Assistant Director

January 9, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Adjusted EBITDA, page 60

4.	We note your definition of Adjusted EBITDA includes adjustments for certain charges and gains that are characterized as nonrecurring. It is not clear to us exactly what charges or gains you are referring to but we note certain charges and gains that have recurred across multiple years. In future filings please clearly indicate which charges you are identifying and refrain from identifying reconciling items as “non-recurring” if similar items occur in more than one period. Refer to question 102.03 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response: The Partnership will revise its definition of Adjusted EBITDA and related disclosures in future filings beginning with the 2016 10-K, to clearly indicate which charges or gains are nonrecurring in nature. The Partnership also acknowledges that charges or gains which occurred within the last two years or which are reasonably likely to occur within the next two years will not be described as non-recurring items.

Notes to Consolidated Financial Statements

Note 1. Organization, Basis of Presentation and Summary of Significant Accounting Policies

Revenue recognition and the estimation of revenues and cost of purchases, page F-12

5.	We note you record revenue and cost of product sold on a gross basis for those transactions where you act as the principal and take title to natural gas, crude oil, NGLs or condensates that are purchased for resale. When your customers pay you a fee for providing a service such as gathering, treating, transportation or storage, you record those fees separately in revenues. Please explain your consideration of separately disclosing sales of tangible products, service revenues, cost of tangible goods sold and cost of services to comply with Rule 5-03(b)(1) and 5-03(b)(2) of Regulation S-X.

Response: In response to the SEC’s comment, the Partnership provides the following information:

Ms. Mara L. Ransom

Assistant Director

January 9, 2017

Revenues – The Partnership provides a variety of midstream services to its customers pursuant to related customer contracts which require payment of a fee for the related services provided. However, in certain cases the Partnership’s customers prefer to compensate it for the services provided by allowing the Partnership to retain a percentage of the commodities processed. In other cases, the Partnership purchases the commodities processed from the customer at a discount from the market price and then sells the commodities shortly thereafter at market rates, capturing the related margin. The Partnership believes that the margin earned on its services provides financial statement users with the information necessary to understand its operating results. As a result, the Partnership has historically focused its financial statement and MD&A disclosures on the margin earned each period, by reportable segment.

The Partnership acknowledges that its historical presentation does not provide the breakout of revenues required by Rule 5-03(b)(1). Specifically, such breakout would include revenues from the sale of natural gas, NGLs and condensate and revenues from the provision of processing, transportation and storage services. Given the level of margin related information and disclosures provided in the Partnership’s historical periodic filings coupled with the fact that the 2016 10-K will be filed in March 2017, the Partnership will begin to provide the related breakout in its 2016 10-K. Additionally, the financial statements of prior periods will be revised for comparative purposes.

Expenses: The Partnership has historically provided a breakout of the cost of natural gas, NGLs and condensate purchases under its customer contracts as well as the direct operating expenses incurred at its midstream facilities on the face of its consolidated statement of operations. As discussed above, the Partnership provides a variety of midstream services, although the compensation it receives for those services varies based on the terms of the underlying customer contracts. As a result, an allocation of direct operating expenses incurred at its midstream facilities to the cost of natural gas, NGLs and condensate purchases and to the cost of processing and transportation services would be arbitrary in nature and would not provide useful information, especially in periods where the mix of services provided and/or the contract terms vary. The Partnership believes that its historical presentation of such expenses coupled with its segment and MD&A disclosures provide financial statement users with the information necessary to understand the Partnership’s operating results. However, beginning in the 2016 10-K, the Partnership will expand the discussion of the types of costs included in both purchases of natural gas, NGLs and condensate and direct operating expenses within the discussion of its significant accounting policies.

Note 13. Debt Obligations, page F-25

6.

We note your disclosure regarding restrictions on your ability to make cash distributions imposed by your credit agreement. Please tell us more about these restrictions, under what circumstances they restrict the payment of distributions, whether the restrictions are also imposed on your subsidiaries, how you considered the disclosure requirements of Rule 4-08(e) of Regulation S-X, and what

Ms. Mara L. Ransom

Assistant Director

January 9, 2017

consideration you gave to providing condensed financial information of the registrant as set forth in Rules 5-04 and 12-04 of Regulation S-X. If applicable, include in your response the amount and percentage of your subsidiaries’ net assets that are restricted as of December 31, 2015.

Response: As described in Section 7.06 of the Partnership’s Amended and Restated Credit Agreement dated as of September 5, 2014 (the “Credit Agreement”), the Partnership is only restricted in its ability to make cash distributions if it was not in compliance with the various covenants contained in the Credit Agreement. As disclosed in the Annual Report, the Partnership was in compliance with the various covenants included in its Credit Agreement as of December 31, 2015. Additionally, as disclosed in Note 13 to the Partnership’s 2015 consolidated financial statements, ArcLight Capital Partners, which controls the Partnership’s General Partner, agreed to provide any necessary financial support to enable the Partnership to maintain compliance with the various covenants contained in the Credit Agreement through December 31, 2016. As a result, the Partnership did not believe there were any meaningful restrictions on its ability to pay cash distributions during 2016. However, the Partnership will expand the discussion of such restrictions in its future filings beginning with the 2016 10-K.

There were no restricted assets under the terms of the Credit Agreement and therefore, the Partnership concluded that Rules 4-08(e), 5-04 and 12-04 of Regulation S-X were not applicable.

***

If you have any questions or would like to discuss any of the responses, please do not hesitate to call me at (713) 226-1496 or send me an e-mail (dtaylor@lockelord.com).

Sincerely,

/s/ David Taylor
David Taylor

cc:	Regina Gregory
Senior Vice President, General Counsel
American Midstream Partners, LP